Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

RECEIVED
2007 OCT -2 A 9:

#82-34714

07027010

September 18, 2007

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases dated September 18, 2007 and the accompanying Material Change Form.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

dlw 10/2

#82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation (the "Company")
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

Item 2 Date of Material Change

September 18, 2007

Item 3 News Release

The Company issued a news release at Vancouver, British Columbia on September 18, 2007 through Marketwire and was electronically filed through SEDAR.

Item 4 Summary of Material Change

The Company announced that the Toronto Stock Exchange (the "TSX") has accepted for filing the Company's Notice for its normal course issuer bid (the "Bid") to be transacted through the facilities of the TSX.

Item 5 Full Description of Material Change

The Company announced that the Toronto Stock Exchange (the "TSX") has accepted for filing the Company's Notice for its normal course issuer bid (the "Bid") to be transacted through the facilities of the TSX.

Pursuant to the Bid, the Company may purchase up to 1,305,150 common shares, which represents 10% of the public float and approximately 4% of the total 32,687,465 common shares of the Company issued and outstanding as of September 12, 2007. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 20, 2007 and ending September 19, 2008. Pursuant to TSX policies, daily purchases made by the Company will not exceed 11,787 common shares or 25% of the Company's average daily trading volume of 47,148 common shares on the TSX, subject to certain prescribed exceptions. The Company intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid will be financed out of the working capital of the Company.

The Board of Directors believes the underlying value of Imperial may not be reflected in the current market price of Imperial's common shares, and the Board has determined that the Bid is in the best interest of the Company and its shareholders. Since listing on the TSX in April 2002, the Company has not repurchased any of its outstanding common shares.

A copy of the Company's Notice filed with the TSX may be obtained by any shareholder, without charge, by contacting the Company's Chief Financial Officer.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 18th day of September, 2007.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory

Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Announces Normal Course Issuer Bid

Vancouver, BC – September 18, 2007 – **Imperial Metals Corporation (TSX:III)** announces that the Toronto Stock Exchange (the "TSX") has accepted for filing the Company's Notice for its normal course issuer bid (the "Bid") to be transacted through the facilities of the TSX.

Pursuant to the Bid, the Company may purchase up to 1,305,150 common shares, which represents 10% of the public float and approximately 4% of the total 32,687,465 common shares of the Company issued and outstanding as of September 12, 2007. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 20, 2007 and ending September 19, 2008. Pursuant to TSX policies, daily purchases made by the Company will not exceed 11,787 common shares or 25% of the Company's average daily trading volume of 47,148 common shares on the TSX, subject to certain prescribed exceptions. The Company intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid will be financed out of the working capital of the Company.

The Board of Directors believes the underlying value of Imperial may not be reflected in the current market price of Imperial's common shares, and the Board has determined that the Bid is in the best interest of the Company and its shareholders. Since listing on the TSX in April 2002, the Company has not repurchased any of its outstanding common shares.

A copy of the Company's Notice filed with the TSX may be obtained by any shareholder, without charge, by contacting the Company's Chief Financial Officer.

Imperial is a mine development and operating mining company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, the development stage Red Chris property (100% interest) in northern British Columbia and the Sterling gold mine (100% interest) in southwest Nevada.

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Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

END